UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

The Eastern Company

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

276317104

(CUSIP Number)

James A. Mitarotonda

Barington Capital Group, L.P.

888 Seventh Avenue, 17th Floor

New York, NY 10019

(212) 974-5700

Eric W. Kaup

Hilco Inc.

5 Revere Drive, Suite 206

Northbrook, IL 60062

(847) 274-8846

 (Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

March 27, 2015

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [   ].

 (Continued on following pages)

(Page 1 of 3 Pages)

Page 2 of 3 Pages

This Amendment No. 4 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2014, as amended by that certain Amendment No. 1 filed on February 6, 2015, Amendment No. 2 filed on February 23, 2015 and Amendment No. 3 filed on March 9, 2015 (collectively, the “Statement”), by and on behalf of Barington Companies Equity Partners, L.P. (“Barington”) and others with respect to the common stock, no par value (the “Common Stock”), of The Eastern Company, a Connecticut corporation (the “Company” or “Eastern”). The principal executive offices of the Company are located at 112 Bridge Street, Naugatuck, Connecticut 06770.

Item 4.   Purpose of Transaction.

The information contained in Item 4 of the Statement is hereby amended and supplemented as follows:

On March 27, 2015, Barington delivered a letter (the “March 27th Letter”) to Mr. John W. Everets, a member of the Board of Directors of the Company (the “Board”). In the letter, Barington states, among other things, that the Board’s decision to expand its size from five to six directors immediately after the 2015 Annual Meeting, and unilaterally appoint James H. Ozanne to fill the new Board seat, disenfranchises shareholders by denying them the opportunity to vote on the addition of Mr. Ozanne to the Board. Barington notes that the Board could easily provide shareholders with the opportunity to vote on Mr. Ozanne’s election to the Board at the 2015 Annual Meeting, but instead is timing his appointment to deny shareholders this right. In the March 27th Letter, Barington strongly encourages the Board to promptly reconsider its decision and publicly announce that Eastern will not proceed with the contemplated appointment of Mr. Ozanne to the Board without shareholder approval.

A copy of the March 27th Letter is attached hereto as Exhibit 99.6 and incorporated herein by reference, and the foregoing description of the March 27th Letter is qualified in its entirety by reference to such exhibit.

Item 7.   Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.	Exhibit Description

99.6	Letter, dated March 27, 2015, from James A. Mitarotonda, the Chairman and Chief Executive Officer of Barington, to John W. Everets, a director of The Eastern Company.

Page 3 of 3 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 27, 2015

BARINGTON COMPANIES EQUITY PARTNERS, L.P.

By:

Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON CAPITAL GROUP, L.P.

By:  LNA Capital Corp., its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

/s/ James A. Mitarotonda

James A. Mitarotonda

HILCO INC.

By:  /s/ Eric W. Kaup

Name: Eric W. Kaup

Title:   Secretary

/s/ Jeffery B. Hecktman

Jeffery B. Hecktman